December 16, 2020

VIA EDGAR

Ms. Megan Miller

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	Response to Staff Comments Regarding American Pension Investors Trust (the “Registrant” or “Trust”) (SEC File No.811-04262)

Dear Ms. Miller:

This correspondence is submitted in response to the Staff’s comments received on November 23, 2020 related to the January 31, 2020 Form N-CSR (“Form N-CSR”) for the Registrant.

Comment 1. In Note 9, Transactions with Affiliates, the disclosure shows the shares held. The roll forward should be based on value, not shares. Please update going forward.

Response: Going forward, in Note 9, Transactions with Affiliates, the roll forward will be based on value, not shares held.

If you have any additional questions, or need additional information, please contact me at 513.869.4262.

Sincerely,

/s/ Maggie Bull

Maggie Bull